FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2024 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 19, 2024, the Registrant reports TSEM Israeli Capital Market Presentation

March 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 19, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

 Safe Harbor  This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding expected (i) customer demand, (ii) utilization and cross utilization of our Fabs, (iii) demand from our end markets, (iv) market and technology trends, and (v) results regarding revenues, cash flow, margins and net profits are all forward-looking statements. Actual results may differ materially from those projected or implied by such forward-looking statements due to various risks and uncertainties applicable to Tower Semiconductor’s business as described in the reports filed by Tower Semiconductor Ltd. (“Tower”) with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (“ISA”), including the risks identified under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations or financial condition of Tower Semiconductor.  In addition, some of the financial information in this presentation, is non-GAAP financial measures, including, but not limited to, EBITDA, Cash, debt and Net Cash. These non-GAAP financial measures have the same definition as appear in our previously filed quarterly financial results related announcements and/ or other public filings.   Tower Semiconductor is providing this information as of the date of this presentation and expressly disclaims any obligation to update any of the forward-looking statements or other information contained in this presentation as a result of new information, future events or otherwise.

 Agenda  CEO Keynote   Russell Ellwanger, CEO  Technology Leadership & Served Markets  Dr. Avi Strum, CTO  Operational Excellence  Rafi Mor, COO  Financial Strength  Oren Shirazi, CFO  Q&A Panel

 Partnership, Leadership, Impact, InnovationExcellence  Russell Ellwanger, CEO

 Washington, D.C. Statue on the left of the main entrance to the National Archives of the United States bears the inscription:   "The heritage of the past is the seed that brings forth the harvest of the future"

 IS  SHOULD  WANT

 Our Vision:Provide the highest value analog semiconductor solutions as validated by our customers, employees, shareholders and partners.

 The Corporate World  SHOULD  IS  WANT

 The Corporate World   Go out of business scenario    Selfish self-aggrandizing management   No corporate evolution   No sensitivity to the market   No ear to the customers  SHOULD  IS  WANT

 The Corporate World   No shared vision   No motivation   Little innovation   Non-sustainable  IS  SHOULD  WANT

 Slave to the past   Lack courage to make needed changes  IS  SHOULD  WANT  The Corporate World

 IS  SHOULD  WANT  The beginning of a successful company

 The Corporate World  - Customers centric   Setting and evaluating realistic but stretch-goals with definitive metrics   Requires continual rapid cycles of learning  IS  SHOULD  WANT  Can increase degree of overlap by being:

 The Corporate World  Even once aligned, market/customers insensitivity can cause them to move apart.  A company must continually have:  The honesty to introspect and   the courage to change  IS  SHOULD  WANT

 Excellence  Leading the analog ecosystem with technology and process solutions in exciting and growing markets  Leadership  Being a trusted long-term partner for customers, employees and shareholders  Partnership  Impact  Innovation  We pursue excellence in all we do from ideation through product shipment. Hence, we deliver the best experience to our customers and employees  Embedded in everything that we do  Value Vectors   Effective, Efficient, Highest Quality

## Tower Semiconductor and InnoLight Partner to Develop Multi-Generation Silicon Photonics Based Optical Transceivers

**400G/800G Transceivers built on Tower's production PH18M Silicon Photonics platform**

**Partnership to deliver solutions for the growing markets of Artificial Intelligence (AI), Datacenter Interconnects and Next-Gen Telecom**

**MIGDAL HAEMEK, Israel, and SUZHOU, China, Sept. 7, 2023** – Tower Semiconductor (NASDAQ/TASE: TSEM), a leader in high-value analog semiconductor foundry solutions, and InnoLight Technology, the leader in data center optics, today announced their collaboration to develop multi-generation high-speed optical transceivers based on Tower's Silicon Photonics process platform (PH18). With production already underway, this strategic partnership is expected to enable cutting-edge solutions to support the growing demands of AI, datacenters, and next-generation telecom networks. According to Yole, a market research firm, the silicon photonic die market is expected to grow at 22% CAGR reaching nearly half-a-billion dollars by 2027.

## Coherent Awards Tower Semiconductor as an Outstanding Innovation and Technology Supplier for Silicon Photonics based Products

**Tower's silicon photonics technology to be deployed by Coherent across multiple data rates for high-speed optical transceivers needs Technology for Micro Displays**

**PITTSBURGH, PA, and MIGDAL HAEMEK, Israel, March 18, 2024** – Coherent Corp. (NYSE: COHR), a global leader in materials, networking, and lasers, and Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced that Coherent has recognized Tower Semiconductor as an Outstanding Innovation and Technology Supplier for its silicon photonics based optical transceiver products. This prestigious award recognizes Tower's unwavering long-term commitment to providing the most advanced technology solutions, enabling the development of Coherent's market-leading multiple data rate nodes for high-speed optical transceivers based on Tower's PH18 silicon photonics process technology. According to the Yole Group, the silicon photonics market is expected to grow at 44% CAGR from 2022 to 2028, supporting growth of AI, Data Center, and Network infrastructure.

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

 6 of the top 10 are our active customers (not Huawei).   To note: Coherent is a result of an acquisition of Finisar.

 Silicon Photonics: From Pluggable to CPO to Optical I/O  100G/400G/800G  800G/1.6T  3.2G/6.4T/12.8T  6.4T/12.8T & Beyond  Silicon Photonics enables   Higher Bandwidth (Gbps)  Lower Power (pJ/bit)   Lower Cost ($/Gbps)  Source: ASE

 Excellence  Leading the analog ecosystem with technology and process solutions in exciting and growing markets  Leadership  Being a trusted long-term partner for customers, employees and shareholders  Partnership  Making a positive and sustainable impact on the world  Impact  Innovation  An environment of innovation - moving great ideas into value  We pursue excellence in all we do from ideation through product shipment. Hence, we deliver the best experience to our customers and employees  Embedded in everything that we do  Value Vectors   Effective, Efficient, Highest Quality

 Financial Metrics of Excellence  Effective ~ Gross Margin   High value offerings that enable customers at high capacity scale.   Efficient ~ Point drop from Gross Margin to Operating Margin  Tower is a benchmark at about 10 points  Streamlined infrastructure leads to fast decision making and fast execution  Tower’s process flow development is done in the Fab that will be running the flow => speed to ramp.  All process engineers are R&D engineers!

 Financial Metrics of Excellence (cont.)  Highest Quality  Tower top 20% by ranking and rating has a benchmark low attrition rate  Actual  Actual  2023  2.4%  2015  2.2%  2022  3.0%  2014  3.8%  2021  3.4%  2013  3.4%  2020  1.5%  2012  4.4%  2019  2.4%  2011  2.6%  2018  0.9%  2010  2.2%  2017  3.7%  2009  2.3%  2016  0.5%

 Alice in Wonderland | Lewis CarrollAlice approaching a crossroad, asked the Cheshire Cat  Alice: “can you please tell me which way I ought to go from here?”  Cat: “that depends a good deal on where you want to get to”  Alice: “I don’t much care where”  Cat: “then it doesn’t much matter which way you go…”

 We know where we are going!

 “What is past is prologue”  We have a rich past, an introduction for each of us to write the most amazing new chapter in the book of Tower.

 Technology Leadership and Served Markets  Dr. Avi Strum, CTO

 Tower Semiconductor (NASDAQ/TASE: TSEM)  Analog Pure play foundry  Serving over 300 customers globally  Analog technology leadership   Focus on RF, Power, Sensors & Displays  Serving a wide range of end-markets  Infrastructure, automotive, mobile, medical, industrial, consumer, aerospace and defense  Operational Excellence  Multi-fab production options across three geographic regions  2023 Revenue Breakdown

 RF Infrastructure  Optical Fiber Transceivers  HP SiGe and Si Photonics  Datacom, Telecom and Artificial Intelligence

 Growth of Optical Transceivers  Historically our market has been exclusively of SiGe optical transceiver components (drivers, TIAs, CDRs)  Today, we are adding Silicon Photonics components at higher data-rates (400/800 G)   Working with >50 active Silicon Photonics customers, announced production and partnerships with Innolight and Coherent (#1, #2 optical module providers) and Marvell (Tier 1 optical transceiver IC provider)  LightCounting, 2022

 Silicon Germanium:Linear Pluggable Optics (LPO) boosting SiGe opportunity  Linear Drive (no DSP)  Lower Cost  Lower Power  Lower Latency  Larger market for SiGe  DSP-based   Transceiver  Analog   Trasceiver  Source: Ruijie Networks

 Silicon Photonics Market

 SiPho based FMCW benefit for LiDAR  FMCW LiDAR gives both the range (x, y, and z coordinates) and the relative velocity of surrounding objects, making it best suited for automotive applications  SiPho enables a compact integration of all optical elements of an FMCW LiDAR: laser sources, optical modulators, mux/demux, couplers and photodetectors etc.  SiPho also enables on-chip integration of Optical Phase Arrays (OPAs) for scanning the beam with high speed and reliability (no moving parts).  Adapted from Rezaei et al, Univ. of Washington (ASHES ’22)  SiPho

# Satellite based internet services

- Terrestrial receiver demand is growing
- SiGe based phased-array are key enablers
- ~250 phase-array ICs per terminal on average
- 80M* new users expected over the next decade can drive an additional ~$400M/year SiGe market

**Collaboration with Renesas to Manufacture SiGe-based Beamforming ICs for Tier-1 Customers in Satcom, 5G, and Aerospace & Defense Applications**

* Euroconsult

## User Terminal Examples


©Hughes Network Systems, LLC



*Shown for illustrative purpose only. Not an indication of Tower's content.*

## 256 Element Phased-Array Example


LO
RF
Baseband
IF

*UCSD, IEEE MTT-S 2020*

*Shown for illustrative purpose only. Not an indication of Tower's content.*

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

## Tower Semiconductor Collaborates with Renesas to Manufacture SiGe-based Beamforming ICs for Tier-1 Customers in Satcom, 5G, and Aerospace & Defense Applications

### The Satcom terrestrial market is expected to grow to 150M users by 2031 according to Euroconsult with the expansion of global satellite-based internet services

MIGDAL HAEMEK, Israel, January 16, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced a collaboration with Renesas, leveraging Tower's high-volume and high-performance SiGe BiCMOS technology to manufacture SiGe-based beamforming ICs. This strategic collaboration underscores Renesas' commitment to innovation as its broad portfolio of beamforming products has already achieved design wins by key worldwide players across 5G, satcom and Aerospace & Defense markets, positioning the company at the forefront of the industry.

The Satcom terrestrial terminal market is growing rapidly as satellite-based internet services proliferate globally. According to Euroconsult, a market research firm, 71 million people were connected to satellite broadband services in 2022. With rapid deployment of LEO satellite constellations, this number is expected to double in 2031, reaching over 150 million users. This translates to an increase of $400M in the average yearly TAM for SiGe wafers over the coming decade.

"The unique advantages of Tower's SiGe BiCMOS technology have empowered us to design and manufacture highly integrated and power efficient semiconductors that set new industry benchmarks," said Naveen Yanduru, VP of RF Communications at Renesas. "As evidenced by our design wins and volume shipments, the displacement of mechanical antennas by highly agile electronically steered antennas (ESAs) is well underway and will continue to drive exponential SAM growth for beamforming ICs in the coming years. With the continuously surging demand for millimeter-wave technology, our collaboration with Tower Semiconductor has positioned Renesas as a market leader," Mr. Yanduru added.

Renesas is a global leader in delivering cutting-edge solutions for the telecommunications industry and has made strides in the Satcom and 5G markets through its collaboration with Tower Semiconductor. This capability played a significant role in empowering Renesas to establish and solidify its market leadership.

"We are excited to partner with Renesas in bringing these breakthrough products to market leveraging our industry leadership in SiGe foundry technology along with their strong product development, talent and market presence," noted Dr. Marco Racanelli, President at Tower Semiconductor.

"Our global capacity and engineering agility will ensure Renesas has both the ability to develop new, high-performance products and deliver these in high-volume to their Tier 1 customers."

34

**Tower Semiconductor Confidential and Proprietary**
Information herein shall not be furnished to third parties or made public

 RF Mobile  Wireless Front-End Components  Built on RF SOI and RF SiGe

 RF SOI figure of merit roadmap  200mm and 300mm wafer sizes  180nm to 65nm nodes  4 factories in high volume + qualifying Agrate, Italy  Best-in-class FoM and roadmap with low Ron-Coff and high power handling  QT1  QT8  QT9/TPS90RSB  QT10/TPS65RSC  RF SOI Ron-Coff (fs)

 RF Mobile Market  Wireless Front-End Built on  RF SOI and RF SiGe Platforms  RF Switch RF SOI  Antenna Tuner RF SOI  Low-noise Amplifier SiGe / RF SOI  Power Amplifiers SiGe / RF SOI  mmWave SiGe / RF SOI  5G adoption drives steady growth in RF content with 6G coming by 2030

 Power and Mixed-Signal  Largest Analog Market  $24B 2024 Power IC market per Yole   Serving all major Semi Segments  Automotive  Industrial  Consumer  Infrastructure

# Power IC Market (~$24B* Total)


5V
12V
24V
48V
120V

**Market Size vs. Operating Voltage**

* Yole: 2024 Power IC market

## Newer 300mm Markets for Tower

- 65nm BCD with best-in-class Rdson/efficiency
- Mobile, battery operated applications

## Traditional 200mm Markets for Tower

- 180nm BCD with rich analog features
- Automotive, Industrial, and Infrastructure applications

Poised for strong market share gains in this large market with announced 300mm capacity, 65nm technology, and customers

**Tower Semiconductor Confidential and Proprietary**
Information herein shall not be furnished to third parties or made public

 Power Devices  LDMOS, DEMOS   1.2V Core Trans.  (MOS, stdcell, SRAM, ePF)  TPS65PM Modularity  5V or 3.3V Mixed Signal  (MOS/Cap/Diode/BJT/Resistor, poly Fuse, eNVM, ..)  Analog adders   (Hipo, MiM, MoM, Zener)  BEOL  2~6 Cu  Top 0.9 or 3.3um  It covers a wide range of Power & Analog applications with best-in-class FOMs  This technology has a low mask count, achieved by sharing masks across different devices  Tower’s 65nm BCD technology is based on a modular process that potentially has more than 1000 different flavors

 Sensors and Displays  CMOS Image Sensors  High-Value Markets  Medical  Industrial  Automotive  uLED Display Solutions Emerging, Growth Markets  AR/VR  High Resolution Displays

CMOS Image Sensor market overview

Mobile	CAGR: 6.5 %
Consumer (incl. DSLR)	CAGR: -2.1 %
Computing	CAGR: -0.5 %
Automotive	CAGR: 11 %
Medical	CAGR: 12.4 %
Security (incl. ITS)	CAGR: 10 %
Industrial	CAGR: 9.5 %
Defense & aerospace	CAGR: 6.8 %


2023
$2.5B
$2B
$15.2B
$2.1B
$0.6B
$0.5B
$1B
$1.9B
CAGR 6.7%
2027
$3.6B
$2.9B
$19.5B
$3.2B
$1.9B
$0.9B
$0.7B
$0.9B

Source: Yole

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

# High Value CIS Markets



Medical and Dental X-Ray

**High value wafers** due to unique stitching technology for large sensors

- Intra and Extra Oral
- Mammography
- Surgical
- Up to 21cm x 21cm (1 DPW)





High-end Photography

**High value wafers** due to unique pixel IP, stitch field for full-frame sensors and stacked BSI technology

- Cinematography
- Broadcasting
- High end photography


ARRI



Industrial Machine Vision

**High value wafers** due to unique global shutter, stitch field and stacked BSI

- 2-D barcode readers
- Food inspection
- Industrial robots
- Display / solar cell inspection
- ITS



**Tower Semiconductor Confidential and Proprietary**
Information herein shall not be furnished to third parties or made public

 Emerging High Growth Sensor and Display Markets  Biometrics  Driven mainly by the mobile market  Optical fingerprint lens-type sensors  Face recognition (iToF)   Palm recognition  3D sensing  Driven by high growing markets such as automotive (LiDARs) and AR (3D mapping)  Automotive (dToF)  Gaming (iToF/dToF)  AR/VR depth sensors  Robotics / Home Robotics (dToF)  Fast camera autofocus  Displays  Very high growth   market (VR Displays)  uOLED displays for VR goggles  uLED on Silicon for next generation displays

 Stitching technology   Large Scale image sensor process using stitching  2 masks solutions :  Single mask solution   Stitched  Non-Stitched  4/3”  1”  35 mm  APS (3:2)  2/3”  1/4”  1/3”  1/2”  1/10”  48x36  Full 8” wafer size  Full 12’’ sensor   44x33  Mask A  Mask B  Print on silicon  Mask  Print on silicon – no size limitation  A  B

 Operational Excellence  Rafi Mor, COO

 Tower Operational Strategy  Leverage Tower Global operations to pursue excellence in all what we do.   Quality, efficiency and effectiveness are the pillars of excellence and are indispensable to each other. We continually drive:  Highest standards of quality  Efficiency in processes, systems and procedures  Effectiveness in creation and implementation  We are Committed to continuous improvement.   We continually develop and maintain large wafer capacity with duplication of major process flows across different geographic locations for BCP purposes.   Load the Fabs to high utilization while delivering the best-in-class KPI’s.

# Adding significant 300mm capacity to grow scale

- Six factories in high-volume production
- Two additional 300mm factories being qualified to meet forecasted growing demand with biz models minimizing time to volume and cost.

**Migdal Haemek, Israel**



6", 150mm
Sensors, Power
1µm to 0.35µm

**Migdal Haemek, Israel**



8", 200mm
RF SOI, Sensors, Power
0.18µm to 0.13µm

**Newport Beach, USA**



8", 200mm
SiGe, SiPho, RF SOI
0.5µm to 0.13µm

**San Antonio, USA**



8", 200mm
RF SOI, Power, SiGe
0.18µm

**Tonami, Japan**



8", 200mm
Power
0.18µm

**Uozu, Japan**



12", 300mm
RF SOI, Power, Sensors
65nm & 45nm

## New 12" Capacity

**Agrate, Italy**



12", 300mm
RF SOI, Displays, Power
65nm

**Albuquerque, USA**



12", 300mm
Power, RF SOI
65nm

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

 Tower Operations - Global capacity assurance  3.1M Wafers / Year (200mm equivalent). Enabling 200mm and 300mm multi-fab wafer production.  Cross Qualification answer customers BCP needs and maximized utilization and customer assurance  Fab-10 started production ramp in Q1 2024.  Fab11 will start production ramp in Q1 2025.  RFSOI  Power, CMOS  Stitched NIS  RFSOI  Power, CMOS  TOPS  SiGe  SiGe/SiPho  RFCMOS  RFCMOS  Fab7  Fab10  Fab11

# Operational Excellence – Best in class KPI's among Analog Fabs

**1 | Capacity & Utilization**

**High Asset utilization of ≥85%, with minimal affect on fab performance**

Duplicate major flows between Fabs to increase operational flexibility.

**2 | OSD & Cycle Time**

**Strive for Best in benchmark OSD and Cycle time**

OSD >97% and Cycle time <2.0 DPL at 65nm Technology.

**3 | Cost Savings**

**Must produce parts at the lowest possible cost**

OEE improvement on Bottleneck Tools, Qualify alternative materials and Parts, Reduce material usage, Lower price on same materials.

**4 | Quality: Plant Yield Die Yield & RMA**

**Cpk> 1.67, Plant Yield >98%, RMA <0.2%, typical Die Yield >95%.**

Support Automotive customers. ISO Certified for : Quality ; Environmental; IP Security; Safety; and Automotive. Reduce CONQ.

**5 | New Technologies Ramp to Mass Production**

**Align the Technological Roadmap with customers wants and needs**

Transfer new technologies from the R&D to the Fabs and Ramp into mass production with the Quality mentioned above.

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

Tower Semiconductor

# Operational Excellence - Improve Operational Efficiency

**Global Contracts**

Leverage
Company
Size



**Long Term Contracts**

With Power
& Bulk Gases
suppliers.



**Centralized Capex**

Package deals
with OEM
and 2nd source vendors.


PACKAGED DEALS

**Shared Resources**

Move the best
experts from site
to site.


Sharing
Resources

**Reengineering**

Eliminate process
& Metrology steps
Assign to the
fastest capable tools.




Effective Supply Chain
Leverage Global Presence
Lean- Eliminate Waste
Increase Assets Utilization

**Shared Best Practices**

Global Teams-
share Best
Practices and
Cross-Fab FMEA


BEST PRACTICE

**Repair & Recycle**

Test wafers,
Water, $H_2SO_4$,
etc.
Local Repair Lab


Reuse
Reduce
Repair
Recycle

**Shared Equipment**

Move Tools from
site to site .
Sale non utilized
tools.



**Reduce Scrap and Waste**

Reduce
Material consumption


Reduce
Scrap!

**Automation-Dashboard**

Improve Visibility
& Standardization



**Automation-Scheduler**

Optimize wip
management
increase Fab
Throughput



**OEE Improvement**

Tool Availability.
Redundancy
Process throughput.


90%
95%
99%
85%
Availability
Performance
Quality
OEE

Tower Semiconductor Confidential and Proprietary
Information herein shall not be furnished to third parties or made public

Tower Semiconductor

Global platform   Enabling operation to improve the quality and efficiency by learning proactively from other sites and solved problems faster by consulting organization experts   Data search – search information on events, change control, articles, non-conforming material, etc.   Common tools –Identify tools and processes owners and experts and identify automatically identical tools in different sites to enable knowledge sharing.   Technology search –Identify technologies experts and identify automatically identical technologies in different sites to enable knowledge sharing.   Tower dictionary – explain Tower terms and abbreviations   OEE – global data base of tools performance to state differences between FABs and drive performance to the best one.

 Develop E-learnings, WEB based trainings to improve the skills of all employees in the global operations   Trainings were developed for the following topics: Knowledge sharing, CCB, non-conforming material , Measurement system analysis, Crash, Overall Equipment Effectiveness (OEE), Basic statistics, statistical Hypothesis tests, Statistical Process Control (SPC).   Change Management (CCB)  Non Conforming   Material  Measurement System Analysis (MSA)  Operation Under Crash Situation  Basic Statistics   Knowledge Sharing   5S  Overall Equipment Effectiveness OEE   Problem Solving   WIP management

 The total electricity savings per year is equivalent to yearly electricity consumption of about 1800 private households or 16 million pounds of coal burned  The total water saving is equal to the annual water consumption of a town with a population of 20000 people  54  Tower Semiconductor is Going Green, Results also in increase Efficiency   TSEM broadening its presence into renewable energy and green initiatives. Invested in key projects which enables improvement in water and electricity usage.  Reduction in power usage by installing solar panels in Fab1&Fab2 Roof with estimated 4400MWh yearly production .  Global initiatives to reduce Electricity consumption of 18,000 MWh/year such as installing smart devices that regulate power consumption, upgrading the chillers, replacing the cooling tower and replacing neon light bulbs with LED bulbs  Total of 774,500 m3/year water consumption were reduced through recycling projects.   Waste Reduction: Recycle 3K ton/year of H2SO4

 The Best Confidence Builder is High Yielding Wafer Shipped on Time  Large Capacity Globally and High Assets Utilization:   Quality technologies at multiple TowerJazz Sites to utilize all Fabs at >85%, allowing us to better serve increasing customer demand.  Reduced Lead Time:   To shorten Time to Market for new products    Fuel our customer’s future growth!  55  Improved Efficiency :  OEE Improvement to reduce Capex investment. COGS Savings maintain competitive p  Exceptional Quality:  PPB level Field Failures & High Yields - to delight existing customers and win new products.

 Financial Strength  Oren Shirazi, CFO

 Financial Model ($M)  Revenue  Gross Profit  Operating Profit  Net Profit  1,423  354  234 **    229 **  2,660  740  560  500  2023  Built-out capacity @85% utilization*  * Including New Mexico capacity corridor and Agrate capacity based on previously announced Cap-Ex investments  ** Excluding Intel merger contract termination fees received in Q3’2023, net of associated cost and taxes  1,237  386  326  271  Incremental  31%  26%  22%  % of Incremental Revenue  $M  1.9X  2.1X  2.4X  2.2X

 Annual Revenue (5-year Tracking & 2023)  58  $M

 Balance Sheets ($ in million)     December 31, 2023  September 30, 2023  December 31, 2022   CURRENT ASSETS       Cash and cash equivalents  261  315  341   Short-term deposits  791  735  495   Marketable securities  185  179  170   Trade accounts receivable  154  150  153   Inventories   282  304  302   Other current assets  36  34  34   Total Current Assets  1,709  1,717  1,495   Property and equipment, net   1,156  1,062  962   Intangible assets, net   12  13  14   Deferred tax and other long-term assets, net  41  44  77   TOTAL ASSETS  2,918  2,836  2,548   CURRENT LIABILITIES   Short-term debt  59  48  62   Trade accounts payable  138  106  151   Customer prepayment and deferred revenue   18  24  39   Other current liabilities  61  80  135   Total Current Liabilities  276  258  387   Long-term debt   173  180  210   Customer prepayment   26  30  41   Deferred tax and other long-term liabilities   16  19  21   TOTAL LIABILITIES  491  487  659   Shareholders’ Equity  2,427  2,349  1,889   TOTAL LIABILITIES & EQUITY  2,918  2,836  2,548

 Cash Reports ($ in million)     Q4‘23  Q3’23  Q4‘22   Cash opening balance, excluding securities & deposits  315  318  390   Cash from operating activities  126  402 *  133   Cap-Ex, net  (136)  (101)  (38)   Investments in securities, deposits & long-term assets  (37)  (318)  (150)   Debt repaid and others, net  (7)  14  6   Cash closing balance, excluding securities & deposits  261  315  341  * Cash from operations includes Intel termination fee, net of cost, in the amounts of $314M received in Q3’23 and FY’23     FY‘23  FY’22  Cash opening balance, excluding securities & deposits  341  211  Cash from operating activities  677 *  530  Cap-Ex, net  (432)  (214)  Investments in securities, deposits & long-term assets  (289)  (116)  Debt repaid and others, net  (36)  (70)  Cash closing balance, excluding securities & deposits  261  341

 FY‘23 P&L vs. FY’22 P&L(in thousands of $)

 Q4‘23 P&L vs. Q3’23 and Q4’22 P&L(in thousands of $)

 Financial Model ($M)  Revenue  Gross Profit  Operating Profit  Net Profit  1,423  354  234 **    229 **  2,660  740  560  500  2023  Built-out capacity @85% utilization*  * Including New Mexico capacity corridor and Agrate capacity based on previously announced Cap-Ex investments  ** Excluding Intel merger contract termination fees received in Q3’2023, net of associated cost and taxes  1,237  386  326  271  Incremental  31%  26%  22%  % of Incremental Revenue  $M  1.9X  2.1X  2.4X  2.2X